March 14, 2011

Ms. Yolanda Crittendon
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Omni Ventures, Inc.
SEC File No.: 333-156263

Dear Ms. Crittendon:

In response to your letter dated February 28, 2011 to Daniel Reardon, President of Omni Ventures, Inc., we have amended the Company’s 10-K for fiscal year ended September 30, 2010 and Form 10-Q for the period ended December 31, 2010 and filed those amendments on EDGAR.  In response to your comment letter, with the paragraphs numbers below corresponding to your specific comments,  please be advised as follows:

1.	As per your comment, we have revised any references to the Accounting Standards referenced in the paragraph and have revised them in the Amended 10-K and 10-Q.

2.
We do not believe that management’s omission of the certification required pursuant to Section 906 impacts the Registrant’s conclusion regarding its effectiveness of its controls and procedures.  As I am sure you are aware, with most small companies such as this, the Registrant’s auditors simply do not give a  Section 906 certification.

3.	We have amended and corrected Exhibit 31.1 and 31.2.

4.	We have eliminated the erroneous reference to Exhibit 32.

5.	Management has broken down the value of all the intangible assets which were purchased in the Diamond Decisions Assets sale.

6.	The composition of our inventory is now disclosed in the amend 10-Q.

7.	We have corrected Exhibit 31.1 as per your comment.

I am also filing the written statement from the Registrant with the acknowledgements requested.

We trust that this responds in full to all our comments. If you need to contact, you may do so by telephone at (305) 663-3333 or by email at elittman@aol.com.

Very truly yours,

/s/Eric P. Littman
Eric P. Littman
EPL/ica